Mail Stop 3561

June 24, 2008

Myron E. Ullman, III
Chairman and Chief Executive Officer
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

> **Re: J. C. Penney Company, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 1, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2008**
> **Form 10-Q for Fiscal Quarter Ended May 3, 2008**
> **Filed June 10, 2008**
> **File No. 001-15274**

Dear Mr. Ullman:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 2, 2008
Item 1A. Risk Factors, page 4

1. We note in the introductory paragraph to your risk factors section you state that the risks disclosed may not be the only ones you face. You must disclose all risks that you believe are material at this time. Please delete this language from your introductory paragraph.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 13
Financial Condition and Liquidity, page 24

2. We note the disclosure on page 28 regarding the company's anticipated capital
    expenditures for 2008. Please disclose how the company intends to finance such
    expenditures. See Item 303(a)(2) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended May 3, 2008
Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 13

3. We note the discussion of the "Bridge Plan" in the company's earnings release dated May
    15, 2008 and in the transcript from the company's analyst meeting on the same date.
    Please include a discussion of the bridge plan in your MD&A, including the effects such
    plan has had or is expected to have on results of operations. Please also include the
    impact on financial condition and liquidity.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 17
How Do We Set Executive Compensation, page 17

4. Please disclose under the sub-heading "Market Benchmarking," as disclosed elsewhere,
    that the company seeks to have target compensation be at or near the 50th percentile of
    compensation for the peer group.

5. In the last paragraph under the sub-heading "CEO Compensation Review," please
    disclose the factors that the independent directors considered in determining that Mr.
    Ullman's base salary and long term incentive opportunity should remain unchanged.

What are the Principal Elements of our Compensation Program? page 20

6. Under the sub-heading "Long-Term Incentive Awards," either disclose the "equity dollar
    value" for each named executive officer, or provide a cross-reference to the "Named
    Executive Office Pay Summary" on page 21.

*****

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director